Exhibit 4.45

BANK ACCOUNK PLEDGE AGREEMENT

Between

Biophytis S.A.

as Pledgor

and

Kreos Capital VI (UK) Ltd.

As Beneficiary

19 November 2021

Table of Contents

1.	Definitions and Interpretation	4
2.	Non-recourse pledge	6
3.	Situation of the Parties before the Blocking Notice Date	6
4.	Situation of the Parties as from the Blocking Notice Date	6
5.	End of Blocking	7
6.	Implementation of the Pledge	7
7.	The declarations, commitments and warranties of the Pledgor	8
8.	Term	9
9.	Notices	9
10.	Miscellaneous	9
11.	Successors and beneficiaries	10
12.	Notification to the Account Holder	10
13.	Fees	10
14.	Applicable law and jurisduction	11
Annex 1		12
Annex 2		13
Annex 3		16

Bank account pledge agreement

This pledge agreement (hereinafter referred to as the "Pledge Agreement") is concluded on 19 November 2021, between the undersigned:

1.

Biopthytis S.A., a public limited company with capital of 25,814,647 EUR, whose registered office is located at 14, avenue de l’Opéra – 75001 Paris, France, identified under the unique number 492 002 225 of the RCS [Trade and Companies Register] of Paris, whose securities are listed on the organised multilateral trading facility Euronext Growth under ISIN number FR0012816825, represented by Mr. Stanislas Veillet as Chief Executive Officer;

(Hereinafter referred to as the "Pledgor")

ON THE ONE HAND

AND

2.

Kreos Capital VI (UK) Limited, private limited company under English law, whose registered office is located at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered with the Company Register of England and Wales under number 11535385, represented by Mr. Maurizio Petitbon, as Director, duly authorised for the purposes hereof, acting both in its name and on its behalf and on behalf of the Affiliate (as defined below) as security agent in accordance with the provisions of Article 2488-6 of the French civil code;

(Hereinafter referred to as the "Beneficiary")

ON THE OTHER HAND

The Pledgor and the Beneficiary are hereinafter individually referred to as a "Party" and collectively as the "Parties".

Recitals

(A)

The Pledgor is a public limited company under French law founded in 2006 in order to develop new classes of drugs for degenerative diseases associated with ageing, and in particular with sarcopenia (the loss of muscle functionality) and macular degeneration related to ageing.

(B)

The Beneficiary and the company Kreos Capital VI (Expert Fund) L.P., limited pertnership under Jersey law, whose registered office is located at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under the number 2770 (hereinafter referred to as the "Affiliate"), agreed to subscribe to two bond issuances issued at the same time by the Pledgor of a maximum aggregate principal amount of ten million euros (10,000,000 €) by virtue, on the one hand, a contract for the issue of simple bonds for a maximum amount of seven million seven hundred and fifty thousand euros (7,750,000 €) concluded on 19 November 2021 between the Pledgor, as issuer (Issuer), and the Beneficiary, as subscriber (Subscriber), named Bonds Issue Agreement and, on the other hand, a contract for the issue of convertible bonds for a maximum amount of two million two hundred and fifty thousand euros (2,250,000 €) concluded on 19 November 2021 between the Pledgor, as issuer (Issuer), and the Affiliate, as subscriber (Subscriber), named Convertible Bonds Issue agreement (hereinafter collectively named the "Issue Agreement"), themselves concluded pursuant to a framework agreement named Subscription Agreement concluded on 19 November

2021 between the Pledgor, the Beneficiary and the Affiliate (hereinafter referred to as the "Framework Agreement").

(C)

In accordance with the provisions of the Issue Agreement and the Framework Agreement, as collateral for the proper performance of the Secured Obligations (as defined in article 1 below), the Pledgor constituted by this Pledge Agreement, in favour of the Beneficiary, acting both on its own behalf and on behalf of the Affiliate as security agent in accordance with the provisions set out in article 2488-6 of the French civil code, a pledge on the Pledged Bank Claims (as defined in article 1 below), in accordance with the terms and conditions of this Pledge Agreement.

Agreements

1.	Definitions and Interpretation
1.1	The terms and expressions used in this Pledge Agreement shall have, unless the context does not permit it, the following meanings:
Account Holder

means, at the date of this Pledge Agreement, the credit institution referred to in Annex 1, taken in their respective branches referred to in Annex 1, as well as any credit institution (as this term is defined by Article 4 of Regulation (EU) n°575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) n°648/2012) and/or any payment institution and/or any banking institution with competences similar to those of the credit institutions or payment institutions in whose books the Pledgor holds or may hold an account during the Warranty Period, whether or not it is designated by the Pledgor in accordance with Article 7. 15 below;

Blocking	means the Beneficiary's request to the Account Holder to prohibit the Pledgor, by any means at his disposal, from debiting the Pledged Accounts, under the conditions set out in Article 4 below;
Blocking Notice	has the meaning set out in article 3.2 hereinafter;
Business Day	means a day (other than Saturday or Sunday) where credit institutions are open in Paris;
Completion Date	has the meaning set out in article 6.1 hereinafter;
Blocking Notice Date	means the first Business Day following the day on which the Account Holder receives the Blocking Notice;
End of Blocking Date	has the meaning set out in article 5.2 hereinafter;
Event of Default	refers to any of the events mentioned in Article 9 (Events of Default) of the Issue Agreement;
Event of Implementation

means (i) the occurrence of a failure to pay by the Pledgor under the Issue Agreement, under the conditions of paragraph 9.1 of the Issue Agreement or (ii) the sending of a notification of immediate repayment obligations to the Pledgor in the terms of paragraph 9.14 Issue Agreement;
Guarantee Account	has the meaning set out in article 4.2 hereinafter;
Issue Documents	means the Issue Agreement, the Framework Agreement all securities documents (Security Documents), and any other document referred to as such in writing by the Parties;
Majority Bondholders	means the "Majority Bondholders" as defined in the Framework Agreement;
Maturity Date	refers to the date of full payment by the Pledgor of all the Secured Obligations (Final Redemption Date, as defined in the Issue Agreement) ;
Pledge	refers to the pledge, in favour of the Beneficiary, of the Pledge Bank Claim, as defined in article 2 below ;
Pledge Accounts

means cumulatively :

(i)    at the date of this Pledge Agreement, the bank accounts opened in the name of the Pledgor in the books of the Account Holders whose bank references are set out in Annex 1, and

(ii)   any other bank account opened in the books of any Account Holder in the name of the Pledgor, including any sub-accounts, the credit balance of which shall be pledged in the manner provided for in this Pledge Agreement, it being specified that in the event of a treasury agreement between the Pledgor and its subsidiaries, the centralising account will be opened in the name of the Pledgor and will automatically fall within the scope of the Pledge;

Pledge Bank Claim

means collectively or individually the credit balance (as defined in Article 2360 of the French civil code) of each of the Pledged Accounts as at the Blocking Notice Date, less any amount owed by the Pledgor in respect of payments or instalments made by means of the Pledgor's payment instruments at a date prior to the Blocking Notice Date, in accordance with the provisions of Article 4 below;

Secured Obligations

refers to the payment and repayment obligations, either present or future, in principal, interests, late interest, fees, commissions, accessories or any other sum whatsoever, including in respect of default, cancellation, the termination or resolution of any Security Document (Security Document), borne by the Pledgor as regards the Beneficiary and the Affiliate under the Issue Documents;

Warranty Period	refers to the period beginning on the date of this Pledge Agreement and ending on the Maturity Date (inclusive);

1.2

Except as expressly defined otherwise in this Pledge Agreement, capitalised terms and defined in English in the Issue Agreement shall have the same meaning specified in this Pledge Agreement (including its preamble).

2.	Non-recourse pledge
2.1

In accordance with the provisions of Articles 2355 and seq. of the French civil code (in particular Article 2360 of the French civil code) and Articles L. 521-1 and seq. of the Commercial Code, the Pledgor hereby constitutes in favour of the Beneficiary a pledge, the Pledge Bank Claim, as security for any amounts owed by the Pledgor to the Beneficiary and the Affiliate under the Secured Obligations (hereinafter referred to as the "Pledge").

2.2	Any right of the Pledgor relating to an amount credited to one of the Pledged Accounts shall immediately become subject to the Pledge.
2.3	The Parties agree that the Pledge shall, where applicable, be realised by the Beneficiary as security for any sums that the Pledgor may owe in respect of the Secured Obligations.
2.4

This Pledge Agreement shall be enforceable by operation of law against the Account Holder upon notification to the Account Holder of this Pledge Agreement under the conditions set out in Article 12 below.

3.	Situation of the Parties before the Blocking Notice Date
3.1	As long as no Event of Implementation has occurred and is continuing, the Pledgor may freely dispose of the amounts credited to the Pledged Accounts.
3.2

In the event of an Event of Implementation, the Beneficiary shall be entitled to notify the Account Holder (with a copy to the Pledgor) of the Blocking of the Pledged Accounts, by sending a Blocking Notice in accordance with the model set out in Annex 2 to this Pledge Agreement (hereinafter referred to as "Blocking Notice").

4.Situation of the Parties as from the Blocking Notice Date

4.1

As from the Date of the Blocking, the Pledgor undertakes not to dispose, within the limit of the sums due under the Secured Obligations, of any of the sums credited to one of the Pledged Accounts on the Blocking Notice Date as well as any other sum that may be credited to the said account after the Blocking Notice Date, until the Completion Date or the End of Blocking Date, it being specified that the issuance of a Blocking Notice shall not have the effect of closing the Pledged Accounts and that the provisions of Article 7. 1 below shall continue to apply.

4.2	The Account Holder will transfer to the bank account opened in the name of the Beneficiary, the bank references of which appear in the Blocking Notice (hereinafter the "Guarantee Account") :
(i)

the credit balance of the Pledged Accounts up to the limit of the amounts due in respect of the Secured Obligations on the Blocking Notice Date, less the amounts due in respect of the payment instruments referred to below, as shown in the accounts of the Pledgor:

-	cheques drawn on the relevant account and dated no later than the Business Day preceding the Blocking Notice Date;

-	transfer orders received before the Blocking Notice Date and direct debits submitted before the Blocking Notice Date;
-	outstanding amounts of payment cards issued in the Pledgor's name prior to the Blocking Notice Date, and
-	all interest, fees and charges owed by the Pledgor to the Account Holder in respect of its current transactions on the Blocking Notice Date.
(ii)

until the Completion Date or the End of Blocking Date, on each Business Day, any amount credited to one of the Pledged Accounts after the Blocking Notice Date up to the limit of the amounts due under the Secured Obligations.

5.	End of Blocking
5.1

If the Event of Implementation is remedied under the conditions provided for in the Issue Agreement or if the Event of Implementation is waived by the Beneficiary, the Beneficiary shall promptly notify the Account Holder (with a copy to the Pledgor) of the end of the blocking of the Pledged Accounts.

5.2

Upon receipt of this written information (hereinafter referred to as the "End of Blocking Date"), the Pledgor shall once again be entitled to dispose of the amounts credited to the Pledged Accounts in accordance with the provisions of the Issue Agreement.

The Pledgor will then be entitled to:

(i)	to obtain the return of the credit balance, if any, in the Guarantee Account;
(ii)	to withdraw any amount credited to one of the Pledged Accounts;
5.3

Subject to the above stipulations, the Beneficiary shall return to the Pledgor, by transfer to the Pledged Accounts no later than three (3) Business Days following the aforementioned remediation, the amount appearing, as the case may be, to the credit of the Guarantee Account, less all sums allocated to the payment of any sum due and payable under the Issue Agreement.

6.	Implementation of the Pledge
6.1

In the event of an Event of Implementation, the Beneficiary may, in accordance with the provisions of articles 2364 and 2365 of the French civil code, immediately (hereinafter referred to, for the purposes of this paragraph, as the "Completion Date"), by operation of law and without formality:

(i)

in the event that the Beneficiary has not previously notified the Account Holder in accordance with the provisions of Section 3.2 above, the credit balance of the Pledged Accounts, as it shall then exist, to the payment of the Secured Obligations;

(ii)

in the event that the Beneficiary has given prior notice to the Account Holder in accordance with the provisions of Article 3.2 above and the Guarantee Account has been credited in accordance with the terms of the Blocking Notice, the credit balance of the Guarantee Account, as it then exists, for payment of the Secured Obligations.

6.2

In accordance with the provisions of article 2366 of the French civil code, the Beneficiary undertakes to return to the Pledgor within five (5) Working Days any sum it may have received in excess of its rights under the foregoing.

6.3

After the Completion Date referred to in article 6.1 above and for the remainder of the Warranty Period, the Beneficiary may realize the Pledge with regard to any new provisional balance of the Pledged Accounts taking into account all sums credited to the Pledged Accounts after the realization of the Pledge in accordance with this article 6. To this end, the Beneficiary may request from the Pledgor or any Account Holder at any time the communication of any statement of account relating to the Pledged Accounts..

7.	The declarations, commitments and warranties of the Pledgor
7.1

The Pledgor declares that the Pledge and the conclusion of the Pledge Agreement have been duly authorized under the conditions required by the legal and regulatory provisions applicable to it and the articles of association governing it and undertakes to comply strictly with the provisions of article 8 (Undertakings) of the Issuing Agreement and article 4 (Commitments) of the Framework Agreement.

7.2	The Pledgor hereby undertakes to communicate to the Beneficiary any information relating to the Pledged Accounts and in particular any dispute relating thereto..
7.3	The Pledgor agrees to refrain, in order to release its commitment, from invoking any change in the legal form of the Beneficiary even if it entails the creation of a new legal personality.
7.4	The Pledgor will not be released due to:
(i)	modifications (occurring one or more times but provided they do not lead to novation);
(ii)	the addition or removal of new securities, new creditors or new debtors;
(iii)	the extension of maturity dates;

Or any other event affecting in any manner whatsoever the stipulations of the Issue Agreement and the Framework Agreement.

7.5	The Pledgor declares and warrants that it is the authorized holder of the Pledged Accounts and will remain so until all Secured Obligations are paid in full.
7.6

The Pledgor declares and warrants that it is and shall remain the owner of all sums already deposited and/or to be deposited at any time in the Pledged Accounts in which it has a claim, it being specified that said sums do not and shall not originate from fraudulent agreements.

7.7

The Pledgor represents and warrants that, as from the entry into force of this Pledge Agreement, the Pledged Accounts and the sums deposited therein shall be and remain free of any third party rights (other than those of the Account Holder) and of any security interests, except for those granted pursuant to this Pledge Agreement and subject to (i) the property rights and privileges granted by French law to certain natural persons or legal entities or other entities and (ii) the provisions of the Issue Agreement.

7.8

The Pledgor represents and warrants that the execution and performance of this Pledge Agreement does not and will not result in any breach, termination or modification of any of the terms or conditions of any contracts or agreements to which it is a party and that this Pledge Agreement is not in conflict with any provision of said contracts or agreements;

7.9

The Pledgor represents and warrants that any modification of the Secured Obligations shall be effective against it immediately, by operation of law and without formality. Novation shall not be presumed by the Pledger, who may invoke it only if the Beneficiary has expressly notified it of its intention to effect a novation.

7.10	The Pledgor represents and warrants that there shall be solidarity and indivisibility between all persons coming into the rights and obligations of the Pledgor.
7.11

The Pledgor represents and warrants that this Pledge Agreement does not and shall not in any way affect the nature and extent of any actual or personal guarantees and covenants which may have been or may be given by the Pledgor or any third party to which it is or will be added.

7.12

The Pledgor represents and warrants that it will not grant any further pledge over the Pledged Accounts or the Pledged Bank Claim in favour of any person except as authorised by the Majority Bondholders.

7.13

The Pledgor declares and warrants that on the date of entry into force of this Pledge Agreement, the Pledged Accounts and the sums deposited therein are not and are not likely, to its knowledge, on that date, to be the subject of a third party notice, seizure of claims or precautionary seizure of claims.

7.14

The Pledgor declares and guarantees to have indicated to the Beneficiary all the Pledged Accounts and Account Holders with which it has opened an account at the date of entry into force of this Pledge Agreement.

7.15

The Pledgor undertakes to provide the Beneficiary with the bank details of any new Pledged Account as well as any Account Holder holding or coming to hold in its books one or more Pledged Accounts under the conditions of Article 9 below, it being however specified that, by express agreement between the Parties the failure of the Pledgor to communicate any new Account Holder and Pledged Accounts or the incomplete or erroneous nature of any communication shall not be deemed to exclude the Pledged Bank Claims omitted from the scope of the Pledge and shall not prevent the Pledge from being enforced.

7.16

The Pledgor expressly authorises any Account Holder to communicate to the Beneficiary any balance and/or statement of account relating to the Pledged Accounts, as well as any information relating to the Pledged Accounts, in accordance with the provisions of Article L. 511-33 of the Monetary and Financial Code.

8.	Term
8.1	The Pledge shall remain in force throughout the Warranty Period, notwithstanding any interim payment or partial settlement, in respect of and to the extent of the Secured Obligations.
8.2	After the Maturity Date, at the request and expense of the Pledgor, the Beneficiary shall, within five (5) Business Days, certify in writing to the Pledgor the release of the Pledge.
9.	Notices

All communications to be made pursuant to this Pledge Agreement must be carried out in conformity with article 8 (Notices) of the Framework Contract, as if said article was included in this Pledge Agreement, mutatis mutandis.

10.	Miscellaneous
10.1

This Pledge Agreement does not and shall not in any way exclude, limit or restrict the rights and remedies of the Beneficiary and does not and shall not affect the nature or extent of any liabilities or other security interests which have been or may be incurred between the Pledgor and the Beneficiary or granted by the Pledgor to the Beneficiary in addition to the Pledge constituted hereby.

10.2

No failure or delay by the Beneficiary to exercise any right, privilege, remedy or option under this Pledge Agreement shall constitute a waiver thereof. No single or partial exercise of any right, privilege, remedy or option under this Pledge Agreement shall constitute a waiver thereof or preclude the further exercise thereof or of any other right. A waiver by the Beneficiary shall only be considered valid if it is in writing and makes express reference to this Pledge Agreement.

10.3

In the event that any provision of this Pledge Agreement shall be or become illegal, void or unenforceable by reason of any law or the interpretation thereof by any court, this Pledge Agreement shall be construed as if it did not contain such provision and the invalidity of such provision shall not affect the validity of any other provision of this Pledge Agreement which shall remain in full force and effect.

10.4

The Beneficiary shall have no liability to the Pledgor or its legal successors and assigns by reason of any failure to exercise or delay in exercising any right or privilege under this Pledge Agreement.

10.5

The Beneficiary shall not be liable for any loss arising from the exercise by the Beneficiary of any rights or privileges under this Pledge Agreement, except in the case of gross negligence or wilful misconduct.

11.	Successors and beneficiaries
11.1

All rights, privileges, use and options granted to the Beneficiary under this Pledge Agreement will benefit its assignees, successors and/or beneficiaries and all terms, conditions, declarations, guarantees, promises and commitments contained in this Pledge Agreement bind the Pledgor and its assignees, successors and/or beneficiaries.

11.2

It is expressly agreed that the Pledgor may not assign or transfer to any third parties, through novation or in any manner whatsoever, its rights and obligations as arising out of this Pledge Agreement without the prior written consent of the Beneficiary, and that the Beneficiary is authorised to sell and delegate its rights and obligations arising from this Pledge Agreement to any third party.

11.3

The Parties agree that in the event of the assignment or transfer by the Beneficiary of all or some of its rights and obligations under the Issue Agreement, in any other manner, the benefit of the security created by the Pledge Agreement will be assigned and maintained for the benefit of the Assignee, including by way of novation, in accordance with the provisions of the second paragraph of Article 1334 of the French civil code.

12.	Notification to the Account Holder

In accordance with the provisions of Article 2362 of French civil code, the Pledge may be notified, for the purposes of enforceability, by the Beneficiairy, at the Pledgor’s expenses, to the Account Holder, at any time after the conclusion of this Pledge Agreement, by sending a notification in accordance with the model in Annex 3 of this Pledge Agreement.

13.	Fees
13.1

The Pledgor undertakes, where applicable, at the request of the Beneficiary, to indemnify the Beneficiary against all reasonable costs and expenses, including legal fees and court costs and any applicable charges, taxes or registration fees, incurred by the Beneficiary and/or any agent, officer, servant or other person appointed by the Beneficiary in connection with the preparation, negotiation and execution of this Pledge Agreement in accordance with the terms and conditions and within the limits set out in the Framework Agreement.

13.2

The Pledgor undertakes, where applicable, at the request of the Beneficiary, to indemnify the Beneficiary against all reasonable costs and expenses, including lawyers' fees and court costs and any charges, taxes or registration fees, relating to (i) the execution of this Pledge Agreement, and (ii) the protection, preservation or exercise of the Beneficiary's rights under the Pledge under the conditions and within the limits provided for in the Contract.

14.	Applicable law and jurisduction
14.1	This Pledge Agreement and each document attached thereto are governed by French law and interpreted in accordance with said law.
14.2

Subject to the provisions of public policy, all disputes relating to this Pledge Agreement (including, but not limited to, the existence, the validity, the application, the termination and the interpretation of this Pledge Agreement and of all documents corresponding or acts concluded according to this Pledge Agreement) will be subject to the exclusive jurisdiction of the Commercial Court of Paris.

/s/ Stanislas Veillet	/s/ Maurizio Pettibon
Biophytis S.A. Mr. Stanislas Veillet	Kreos Capital V (UK) Limited Mr. Maurizio Pettibon

Annex 1

List of Pledged Accounts at the date of this Pledge Agreement

Annex 2

Blocking Notice Template

Annex 3

Notice to Account Holder Template